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ATL01#11139762v2


                 SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC  20549






                            SCHEDULE 13G
                          (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED
           PURSUANT TO RULES 13d-1(b), (c), and (d) and
           AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                         (Amendment No. 6)


                       Datastream Systems, Inc
                         (Name of Issuer)


                   Common Stock, $.01 par value per share
                      (Title of Class of Securities)


                               238124 10
                          (CUSIP Number)


                              December 31, 2001
         (Date of Event Which Requires Filing of This Statement)




 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


                            Rule 13d-1(b)
                            Rule 13d-1(c)
                          x Rule 13d-1(d)




                  (Continued on following pages.)
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====================================================================


CUSIP No.  238124 10 1          13G
                         (Amendment No. 6)

--------------------------------------------------------------------
  1   Name of Reporting Person:  Larry G. Blackwell
      I.R.S. Identification No. of Above Person (Entities Only):

--------------------------------------------------------------------
  2   Check the Appropriate Box if a Member of a Group (a)
                                                       (b)

--------------------------------------------------------------------
  3   SEC Use Only


--------------------------------------------------------------------
  4   Citizenship or Place of Organization

      United States of America

--------------------------------------------------------------------
--------------------------------------------------------------------
       Number of         5 Sole Voting Power:  3,584,278
        Shares
                       ---------------------------------------------
     Beneficially        6 Shared Voting Power:  N/A
       Owned By
                       ---------------------------------------------
         Each            7 Sole Dispositive Power:  3,584,278
       Reporting
                       ---------------------------------------------
      Person With        8 Shared Dispositive Power:  N/A

-----------------------
--------------------------------------------------------------------
  9   Aggregate Amount Beneficially Owned by Each Reporting
      Person: 3,584,278
--------------------------------------------------------------------
 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares

--------------------------------------------------------------------
 11   Percent of Class Represented by Amount in Row (9):  17.8%

--------------------------------------------------------------------
 12   Type of Reporting Person:  IN

====================================================================

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Item 1(a). Name of Issuer:

           Datastream Systems, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           50 Datastream Plaza
           Greenville, South Carolina  29605

Item 2(a). Name of Person Filing:  Larry G. Blackwell

Item 2(b). Address of Principal Business Office or, if None,
           Residence:

           50 Datastream Plaza
           Greenville, South Carolina  29605

Item 2(c). Citizenship:  United States of America

Item 2(d). Title of Class of Securities:  Common Stock, $.01 par
           value per share

Item 2(e). CUSIP Number:  238124 10 1

Item 3.    If this statement is filed pursuant to Rules
           13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

           (a)  Broker or dealer registered under Section
                15 of the Exchange Act;

           (b) Bank as defined in Section 3(a)(6) of the Exchange Act;

           (c)  Insurance Company as defined in Section
                3(a)(19) of the Exchange Act;

           (d)  Investment Company registered under
                Section 8 of the Investment Company Act;

           (e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

           (f)  An employee benefit plan or endowment
                fund in accordance with Rule 13d-1(b)(1)(ii)(F),

           (g)  A parent holding company or control
                person , in accordance with Rule
                13d-1(b)(1)(ii)(G);

           (h)  A savings association as defined in
                Section 3(b) of the Federal Deposit Insurance Act;

           (i)  A church plan that is excluded from
                the definition of an investment company under
                Section 3(c)(14) of the Investment Company Act;

           (j)  Group, in accordance with Rule
                13d-1(b)(1)(ii)(J).

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Item 4.    Ownership.

           (a)  Amount beneficially owned: 3,584,278 shares

           (b)  Percent of class:  17.8%

           (c)  Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote:
                      3,584,278 shares

                (ii)  Shared power to vote or to direct the vote:
                      0

                (iii) Sole power to dispose or to direct the
                      disposition of: 3,584,278 shares

                (iv) Shared power to dispose or to direct the
                     disposition of:  0

Item 5.    Ownership of Five Percent or Less of a Class.

           Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of
           Another Person.

           Not applicable.

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company.

           Not Applicable.

Item 8.    Identification and Classification of Members of the
           Group.

           Not Applicable.

Item 9.    Notice of Dissolution of Group.

           Not Applicable.

Item 10.   Certification.

           Not Applicable.








               [Signature appears on following page.]

                              SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          2-08-2002
                                           (Date)


                                      /s/ Larry G. Blackwell
                                        Larry G. Blackwell
                                  President and Chief Executive
                                             Officer
                                     Datastream Systems, Inc.